Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

January 24, 2014

VIA EDGAR CORRESPONDENCE

Michelle Roberts, Senior Counsel

Office of Insured Investments

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Union Central Life Insurance Company and
Ameritas Life Insurance Corp. Merger
Carillon Life Account ("Registrant")
File Nos. 333 - _______; 811-09076
Excel Executive Edge (Example Filing)

Dear Ms. Roberts:

            On behalf of Ameritas Life Insurance Corp. ("ALIC") and its wholly-owned subsidiary The Union Central Life Insurance Company ("UCL"), enclosed for the staff's review is a copy of the above-referenced draft Registration Statement reflecting the planned merger of UCL into ALIC (the "Merger").  As discussed and defined below, July 1, 2014 is the Effective Date of the Merger.  The actual filing of the Registration Statement on EDGAR and other ALIC registration statements on Form N-4 and N-6 reflecting the Merger ("Merger Filings") will be filed on July 1, 2014.  All Merger Filings will conform in all material respects to the Example Filing with respect to disclosure reflecting the Merger.  The Merger Filings will be accompanied by a combined request for immediate acceleration on July 1, 2014.  Thus, this Example Filing is submitted to provide the Securities and Exchange Commission staff ("SEC Staff") with an exemplary document for review that will facilitate the SEC Staff's ability to immediately declare all Merger Filings effective.

I.          Purpose of the Example Filing

            As described in previous correspondence from ALIC to the SEC dated December 16, 2013 (the "Merger Process Letter"), UCL plans to merge with and into its parent ALIC, effective on July 1, 2014 (the "Effective Date").  Upon the Effective Date, ALIC will assume legal ownership of all of the assets of UCL's separate accounts registered under the Investment Company Act of 1940 ("UCL Accounts") by virtue of an intact transfer of the UCL Accounts.  In addition, ALIC will assume legal ownership of the general account assets of UCL, and will become directly liable for UCL's liabilities and obligations with respect to the outstanding variable annuity and variable life insurance contracts currently funded by the UCL Accounts (the "Contracts").

            As explained in the Merger Process Letter, pursuant to the Merger, ALIC plans to file new registration statements under the Securities Act of 1933 to reflect the change in depositor of the UCL Accounts, and ALIC's assumption of UCL's contractual obligations and liabilities under the Contracts.  These Merger Filings will include financial statements for each of the Life Insurance Companies involved in the Merger and unaudited pro forma financial statements reflecting the consummation of the Merger.

            As described in the Merger Process Letter, pursuant to the Merger agreement, both of the UCL Accounts, including the Registrant, will be transferred intact to ALIC and become part of ALIC on the Effective Date.  In order to ensure the continuous registration of the Contracts following the Merger, ALIC and the transferred UCL Accounts plan to file initial registration statements describing the Contract on July 1, 2014.  These Merger Filings will describe ALIC as the depositor of the transferred accounts, and will include any other changes necessary.

            The enclosed draft Example Filing, relating to UCL's Executive Edge contract, includes examples of the disclosure changes to reflect the Merger that will be included in the other Merger Filings.    It includes a prospectus supplement describing the Merger, and a Part C, and is intended to serve as an example for the SEC Staff of the disclosure changes related to the Merger that will be included in ALIC's other Merger Filings on July 1, 2014.  In accordance with existing precedent for new registration statements filed in connection with life company mergers, the prospectuses and statements of additional information for the Great-Wested Contracts will be incorporated by reference into the applicable new registration statement.   We are providing these copies now, to provide the staff with a fully representative document in conducting their review, so that ALIC's Merger Filings can be declared effective on July 1, 2014. [1]

II.         Financial Statements

            No financial statements are included in the enclosed Example Filing, but we will forward them to you shortly after ALIC files its next annual report in March of this year.   At that time, we will contemporaneously provide the Chief Accountant's office with a copy of the Example Filing and the financial statements, as described in the Merger Process Letter.

            If you have any questions or comments concerning this Example Filing or the planned filings, please telephone me at 402-467-7847.  Thank you for your assistance.

Respectfully submitted,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts and AIC

[1] This Example Filing is representative of the form that will be used for four of the Merger Filings, each of which is a variable life insurance contract.  Another example filing will be submitted as representative of the form that will be used for three of the Merger Filings, each of which is a variable annuity policy.

As filed with the Securities and Exchange Commission on July 1, 2014.

Securities Act Registration No. 333-

Investment Act Registration No. 811-09076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No.____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 22	[X]

CARILLON LIFE ACCOUNT
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

ROBERT G. LANGE
Vice President, General Counsel & Assistant Secretary, Individual
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

Title of Securities Being Registered: Securities of Unit Investment Trust
"Executive Edge" Variable Universal Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under Executive Edge variable universal life insurance contracts ("Contracts") on a new Form N-6.  Interests under the Contracts were previously registered on Form N-6 (File No. 333-36220) and funded by Carillon Life Account (File No. 811-09076).  Upon effectiveness of a merger between The Union Central Life Insurance Company ("Union Central Life") with and into Ameritas Life Insurance Corp. ("Ameritas Life"), Ameritas Life became the obligor of the Contracts and Carillon Life Account was transferred intact to Ameritas Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-6.

The content of Post-Effective Amendment No. 6 under the Securities Act of 1933 to the Registration Statement on Form N-6, filed with the Securities and Exchange Commission on September 5, 2007 (File Nos. 333-36220 and 811-09076; Accession No. 0000948443-07-000011), and the supplements thereto, is incorporated herein by reference including:

                1.  Part A – Prospectus, as previously supplemented; and

                2.  Part B – Statement of Additional Information, as previously supplemented, except Financial Statements.

Ameritas Life Insurance Corp.

("Ameritas Life")

Carillon Life Account

("Separate Account")

Supplement to:

Executive Edge

Prospectus dated November 5, 2007, as supplemented

Supplement dated July 1, 2014

This supplement describes changes to the Depositor of your Executive Edge Contract.  You should read this information carefully and retain this supplement for future reference together with the Prospectus for your Contract.  [All capitalized terms used but not defined herein have the same meaning as those included in the Prospectus.]

As we previously informed you in a supplement dated February ___, 2014, the Boards of Directors of The Union Central Life Insurance Company (“Union Central Life”) and Ameritas Life Insurance Corp. (“Ameritas Life”) approved an Agreement and Plan of Merger on December 5, 2013 for Union Central Life to merge with and into Ameritas Life (the "Merger").  The Merger was also approved by the Nebraska Department of Insurance, the domicile state of both companies.  As a result of the Merger, effective on July 1, 2014, Ameritas Life assumed legal ownership of all the assets of the Carillon Life Account, as well as the general account assets of Union Central Life, and became directly liable for Union Central’s obligations with respect to outstanding contracts.  Ameritas Life is amending the prospectus for the Executive Edge Contracts (the "Contracts") for the purpose of providing information regarding the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.  You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life.

Prospectus Updates

1.       All references to "Union Central Life," are replaced with "Ameritas Life."  The terms "we," "us" and "Company" are also used to describe Ameritas Life.

2.       Contact information for Ameritas Life is as follows:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

Telephone: 1-800-745-1112

Fax: 1-402-467-7335

Interfund Transfer Request Fax: 1-402-467-7923

ameritas.com

3.       The following replaces the paragraphs and heading "General Information About Union Central, the Separate Account and the Portfolios" in the prospectus:

GENERAL INFORMATION ABOUT AMERITAS LIFE INSURANCE CORP.,

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly-owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly-owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life's assets, and became directly liable for Union Central Life's liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Contracts are now Contracts of Ameritas Life, which will service and maintain them in accordance with their terms.  The merger did not affect any provisions of, or rights or obligations under, the Contracts.  As a result of the merger, the Carillon Life Account became a separate account of Ameritas Life.

CARILLON LIFE ACCOUNT

The Carillon Life Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Carillon Life Account.

The Carillon Life Account was established by Union Central Life, a predecessor of Ameritas Life, on July 10, 1995, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the insurer of the former Union Central Life Contracts and the depositor of the Carillon Life Account.  The Carillon Life Account survived the merger intact.

Although the assets of Carillon Life Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Life Account exceed our liabilities under the variable portion of the Contracts).  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Life Account are credited to or charged against the assets of Carillon Life Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Life Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

4.        The following replaces the section "Financial Statements" appearing in the prospectus:

FINANCIAL STATEMENTS

The audited financial statements of Carillon Life Account and the audited financial statements of Ameritas Life, the audited financial statements of Union Central Life, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial information of Ameritas Life reflecting the Merger on a pro forma basis are included in the Statement of Additional Information.  To request a free copy of the Statement of Additional Information, write or call us using the contact information provided herein.

If you have any questions regarding the Merger, please contact us at P.O. Box 82550, Lincoln, NE 68501, 1-800-745-1112.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

Carillon Life Account

("Separate Account")

of

Ameritas Life Insurance Corp.

("Ameritas Life")

Supplement to:

Statement of Additional Information for:

Executive Edge

dated November 5, 2007, as supplemented

Supplement dated July 1, 2014

This supplement updates certain information contained in the above-referenced Statement of Additional Information (the "SAI") for Contracts formerly issued by The Union Central Life Insurance Company (Union Central Life).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the SAI is revised as follows:

1.       All references to “The Union Central Life Insurance Company” or “Union Central Life” in the SAI are replaced with “Ameritas Life Insurance Corp.” or “Ameritas Life.”

2.       Contact information for Ameritas Life’s Home Office is phone: 800-745-1112, 5900 O Street, Lincoln, NE 68510.

3.       The section “General Information and History” appearing in the SAI is replaced with the following:

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly-owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly-owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Carillon Life Account is now a separate account of Ameritas Life.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

FINANCIAL STATEMENTS [For Later Submission]

Subaccounts of Carillon Life Account:
Report of independent registered public accounting firm.
Statements of Net Assets as of December 31, 2013.
Statements of Operations for the period ended December 31, 2013.
Statements of Changes in Net Assets for the periods ended December 31, 2013 and 2012.
Notes to Financial Statements for the periods ended December 31, 2013 and 2012.

Ameritas Life Insurance Corp.:
Report of independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

The Union Central Life Insurance Company:
Report of independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

Acacia Life Insurance Company:
Report of independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital Surplus – Statutory Basis for each of the two years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the two years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013 and 2012.

Pro forma – Ameritas Life Insurance Corp. (reflecting the merger of the Union Central Life Insurance Company and Acacia Life Insurance Company into Ameritas Life Insurance Corp.)
Condensed Balance Sheet – Statutory Basis as of December 31, 2013.
Condensed Summary of Operations and Changes in Capital Surplus – Statutory Basis for the year ended December 31, 2013.

PART C

OTHER INFORMATION

Item 26.  Exhibits

Exhibit Number		Description of Exhibit
(a)	(1)		Board of Directors Resolution of The Union Central Life Insurance Company establishing Carillon Life Account. [1]
	(2)		Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Life Account to Ameritas Life Insurance Corp. [2] [For Later Submission]
(b)		Custodian Agreements. Not applicable.
(c)	(1)		Principal Underwriting Agreement. [2] [For Later Submission]
	(2)		Form of Selling Agreement. [3]
(d)	(1)		Form of Policy. [4]
	(2)		Form of Policy Riders and Endorsements
		(A)	Term Insurance Rider for Other Insured Persons[2] [For Later Submission]
		(B)	Schedule Increase Option Rider for the Insured [2] [For Later Submission]
		(C)	Cost of Living Rider for the Insured [2] [For Later Submission]
		(D)	Guaranteed Insurability Option Rider [2] [For Later Submission]
		(E)	Accidental Death Benefit Rider [2] [For Later Submission]
		(F)	Children's Insurance Rider [2] [For Later Submission]
		(G)	Total Disability Benefit Rider [2] [For Later Submission]
		(H)	Guaranteed Death Benefit Rider (No-lapse Rider in Maryland) [2] [For Later Submission]
		(I)	Insurance Exchange Rider [5]
		(J)	Maturity Extension Endorsement [6]
		(K)	Monthly Deduction Endorsement [6]
		(L)	Accounting Benefit Rider [6]
		(M)	Annual Renewable Term Rider [6]
	(3)		Form of Contract Endorsement (reflecting Ameritas Life Insurance Corp. as issuer.) [2] [For Later Submission]
(e)		Form of Application for Policy.[2] [For Later Submission]
(f)	(1)		Articles of Incorporation of Ameritas Life Insurance Corp. [7]
	(2)		Bylaws of Ameritas Life Insurance Corp. [7]
(g)		Reinsurance Contracts. Not Applicable
(h)		Participation Agreements:
	(1)		The Alger Portfolios [8]
	(2)		American Century Investments [4]
	(3)		Calvert Variable Products, Inc. and Calvert Variable Series, Inc. [9]
	(4)		Columbia Funds Variable Series Trust 2[8]
	(5)		DWS Variable Series I and II [10]
	(6)		Fidelity® Variable Insurance Products [10]
	(7)		ALPS Variable Investors Trust [9]
	(8)		AIM (Invesco)Variable Insurance Funds [6]
	(9)		MFS® Variable Insurance Trust [4]
	(10)		Neuberger Berman Advisors Management Trust [11]
	(11)		Oppenheimer Variable Account Funds [11]
	(12)		PIMCO Variable Insurance Trust [12]
	(13)		T. Rowe Price Equity Series, Inc. [13]
	(14)		Third Avenue Variable Series Trust [13]
	(15)		Universal Institutional Funds, Inc. [14]
	(16)		Form of Participation Agreement Assignments or Novations. [2] [For Later Submission]
(i)	(1)		General Administrative Services Agreement [15]
	(2)		Amended and Restated General Administrative Services Agreement [16]
	(3)		Service Agreement. [17]

(4) Amended and Restated Asset Allocation Investment Advisory Agreement. [17]
(5) Research Services Agreement [18]
(j)	Other Material Contracts: Powers of Attorney. [2] [For Later Submission]
(k)	Legal Opinion. [2] [For Later Submission]
(l)	Actuarial Opinion as to Illustrations. Not Applicable.
(m)	Calculation. Not Applicable.
(n)	Other Opinions: Consent of Independent Auditors and Independent Registered Public Accounting Firm. [2] [For Later Submission]
(o)	Omitted Financial Statements. Not Applicable.
(p)	Initial Capital Agreements. Not applicable.
(q)	Redeemability Exemption. Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii) [12]
(r)	Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp. [2] [For Later Submission]

1          Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 7 to Registration Statement No. 333-116386, filed February 27, 2008, EX-99.A

2.        For later submission.

3.        Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 5 to Registration Statement No. 333-110336, filed February 27, 2007 EX-99.A3B.

4.        Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration Statement No. 33-94858 of its related individual variable life insurance policy, filed November 30, 1995, EX-99.A7(5), EX-99.A4(8) and EX-99.A4(9).

5.        Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration Statement No. 33-94858 of its related individual variable life insurance policy, filed November 30, 1995, EX-99.A7(6).

6.        Incorporated by reference to Carillon Life Account Form S-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-36220, filed July 25, 2000, EX-99.2, 99.5, 99.3, 99.4 and 99.6.

7.        Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 initial Registration Statement No. 333-05529, filed June 7, 1996 EX-99-B.6A and B.6B.

8.        Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 12 to Registration Statement No. 33-94858 filed May 1, 2003, EX-99.H.8 and H.6.

9.        Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed April 18, 2011, EX-99.H.8a and H.8b.

10.     Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151914, filed November 12, 2008, EX-99.H.1 and H.2.

11.     Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 14 to Registration No. 33-94858, filed April 26, 2005, EX-99.H.5 and H.6.

12.     Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151912, filed November 12, 2008, EX-99.H.3 and EX-99.Q.

13.     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement No. 333-151913, filed June 25, 2008, EX-99.H.5 and H.6.

14.     Incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement No. 333-151914, filed June 25, 2008, EX-99.H.2.

15.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H.8.C.

16.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.

17.     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I.1 and EX-99.I.2.

18.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration No. 333-182090, filed on August 16, 2013, EX-99.H.

Item 27.         Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	With Depositor
JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President, & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
J. Thomas Burkhard	Senior Vice President, Chief Distribution Officer, Individual
Karen M. Gustin	Senior Vice President, Group Field Sales, National Accounts & Broker Blocks
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual
Bruce E. Mieth	Senior Vice President, Group Customer Connections & Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Michael B. Weckenbrock	Second Vice President, Corporate Compliance
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Provider Relations
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

* Principal Business Address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 28.  Persons Controlled by or Under Common Control with the Depositor or Registrant:

Name of Corporation (state where organized)	Principal Business
Ameritas Mutual Holding Company (NE)	mutual insurance holding company
Ameritas Holding Company (NE)	stock insurance holding company
Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Ameritas Investment Partners, Inc. (NE)	investment adviser
Ameritas Mortgage Funding, Inc. (NE)	mortgage loan servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 29.  Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

(a)   Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable life insurance contracts issued through Carillon Life Account, also serves as the principal underwriter for variable annuity contracts issued through Carillon Account, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL and Ameritas Life of NY Separate Account VUL and variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life of NY Separate Account VA.

(b)     The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
William W. Lester*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
Timmy L. Stonehocker*	Director
Billie B. Beavers**	Senior Vice President
Scott E. Fletcher*	Senior Vice President, AIC Capital Markets
Bruce D. Lefler**	Senior Vice President - Public Finance
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**	Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c)   Compensation from the Registrant

Name of Principal Underwriter (1)	Net Underwriting Discounts and Commissions (2)	Compensation on Redemption (3)	Brokerage Commissions (4)	Compensation (5)
Ameritas Investment Corp. ("AIC")	$	$	$	$

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 31.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 32.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 33.  Fee Representation

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Carillon Life Account, certifies that it has caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this July 1, 2014, on this 30th day of June, 2014.

CARILLON LIFE ACCOUNT, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: JoAnn M. Martin [1]
Director, Chair

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective July 1, 2014, on June 30, 2014.

SIGNATURE	TITLE

JoAnn M. Martin [1]	Director, Chair, President & Chief Executive Officer
Steven J. Valerius [1]	President, Individual Division
William W. Lester [1]	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker [1]	Executive Vice President
Robert-John H. Sands [1]	Senior Vice President & Corporate Secretary

Robert C. Barth	Senior Vice President, and Chief Financial Officer

1       Signed by Robert C. Barth, under Power of Attorney executed on     effective as of July 1, 2014.

                Exhibit Index

Exhibit

(a)(2)	Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Life Account to Ameritas Life Insurance Corp. [For Later Submission]

(c)(1)	Principal Underwriting Agreement [For Later Submission]

(d)(2)(A)	Term Insurance Rider for Other Insured Persons [For Later Submission]

(d)(2)(B)	Schedule Increase Option Rider for the Insured [For Later Submission]

(d)(2)(C)	Cost of Living Rider for the Insured [For Later Submission]

(d)(2)(D)	Guaranteed Insurability Option Rider [For Later Submission]

(d)(2)(E)	Accidental Death Benefit Rider [For Later Submission]

(d)(2)(F)	Children's Insurance Rider [For Later Submission]

(d)(2)(G)	Total Disability Benefit Rider [For Later Submission]

(d)(2)(H)	Guaranteed Death Benefit Rider (No-lapse Rider in Maryland) [For Later Submission]

(d)(3)	Form of Contract Endorsement [For later Submission]

(e)	Form of Application for Policy [For Later Submission]

(h)(16)	Form of Participation Agreement Assignments or Novations [For later Submission]

(j)	Other Material Contracts: Powers of Attorney [For later Submission]

(k)	Legal Opinion [For later Submission]

(n)	Other Opinions: Consents of Independent Auditors and Independent Registered Public Accounting Firm [For later Submission]

(r)	Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp [For later Submission]